SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 7, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.             Nokia Press Release dated April 7, 2005 and titled:

Nokia Annual General Meeting: Dividend of EUR 0.33 per share for 2004; Nokia to repurchase own shares; Board and Committee members elected press release

Nokia Annual General Meeting: Dividend of EUR 0.33 per share for 2004; Nokia to repurchase own shares; Board and Committee members elected

Helsinki, Finland - The Annual General Meeting of Nokia Corporation held on April 7, 2005 (AGM) resolved to distribute a dividend of EUR 0.33 per share for 2004, as proposed by the Board of Directors. The ex-date of the dividend payment is April 8, 2005 and the record date is April 12, 2005. The dividend will be paid as of April 22, 2005.

The AGM resolved to grant a maximum of 25 million stock options to selected personnel of Nokia as a part of Nokia’s equity-based incentive program for 2005, as proposed by the Board of Directors. The stock options entitle to subscribe for a maximum of 25 million Nokia shares. The intention is to grant stock options during the next two years. The stock options will be divided into sub-categories, the subscription periods of which will commence with a quarterly staggered commencement schedule. The sub-categories of stock options will have a life of approximately five years as from the moment of the grant, the last sub-categories expiring as of December 31, 2011. The subscription prices, i.e. exercise prices, will be determined at grant. The intention is to determine the exercise prices at fair market value.

The AGM resolved to reduce the share capital through the cancellation of 230 million Nokia shares currently held by the Company. The share capital will be reduced by transfer of the aggregate par value of these shares from the share capital to the share issue premium. As a result of the reduction, the shareholders’ equity of the Company will not be reduced.

The AGM resolved to continue the authorizations held by the Board as proposed. It authorized the Board of Directors to increase the share capital by a maximum of EUR 53 160 000, disapplying the shareholders’ pre-emptive right for subscription. The AGM further authorized the Board to repurchase a maximum of 443.2 million Nokia shares by using funds available for distribution of profits, and to dispose a maximum of 443.2 million Nokia shares held by the Company. The authorizations are effective until April 7, 2006.

Nokia to repurchase own shares

The Board of Directors confirmed its previously announced plan and resolved to repurchase Nokia shares under a share repurchase plan by using a maximum of EUR 5 billion for the repurchases, however, so that a maximum of 443.2 million Nokia shares be repurchased.

The shares to be repurchased on the basis of the authorization given by the AGM, effective until April 7, 2006, will be repurchased through public trading for purposes identified in the authorization. Shares may be repurchased by using certain derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the day of execution of the arrangement. All shares, however, are to be purchased at a price based on the market price of the Nokia share in public trading.

The repurchases will commence no earlier than April 14, 2005.

Board and Committee members elected
The AGM confirmed the number of the Board members to be ten. All the current members of the Nokia Board of Directors - Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Marjorie Scardino, Vesa Vainio and Arne Wessberg - were re-elected to the Board for the period ending at the close of the next Annual General Meeting. Daniel R. Hesse and Edouard Michelin were elected as new members to the Board for the same period.

In its assembly meeting, the Board of Directors re-elected CEO Jorma Ollila to chair the Board.
Paul J. Collins was re-elected as Vice Chairman of the Board.

The Board of Directors also elected the members of the Committees of the Board. For the Personnel Committee, Paul J. Collins was elected as Chairman and Daniel R. Hesse, Marjorie Scardino and Vesa Vainio as members. For the Audit Committee, Per Karlsson was elected as Chairman and Georg Ehrnrooth, Vesa Vainio and Arne Wessberg as members. For the Corporate Governance and Nomination Committee, Marjorie Scardino was elected as Chairman and Paul J. Collins and Vesa Vainio as members.

PricewaterhouseCoopers Oy was re-elected as the external auditor for Nokia for the fiscal period 2005.

Further information:

Nokia

Corporate Communications, tel. +358 7180 34900
Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel